Schedule A

60-Day Trading History

Date	Amount Purchased/(Sold)	Weighted Average Price Per Share
12/04/2024	(69,150)	$4.42
12/06/2024	(78,000)	$4.30
12/09/2024	1,854	$4.22
12/11/2024	12,100	$4.12
12/18/2024	94,750	$3.57
01/02/2025	18,800	$3.86
01/03/2025	20,000	$4.00
01/06/2025	20,000	$3.73
01/07/2025	41,000	$3.53
01/17/2025	50,000	$3.18
01/17/2025*	80,000	$3.00
01/21/2025	50,000	$3.27
01/22/2025	30,000	$3.24
01/23/2025	93,093	$3.85
01/24/2025	100,000	$4.13
01/27/2025	104,300	$4.03
01/28/2025	35,000	$3.96

The above reflects transactions by Stoic Point Capital Management LLC for the private funds and separately managed accounts it manages. Except as set forth herein, the transactions described above were effected in the open market.

* Reflects the exercise of a call option.